PACIFIC THERAPEUTICS FINALIZES LICENSE TO DEVELOP PRODUCT FOR $5 BILLION ERECTILE DYSFUNCTION MARKET

VANCOUVER, BRITISH COLUMBIA- (October 15, 2013) – Pacific Therapeutics Ltd. (the “Company”) has finalized a definitive agreement to license an oral dissolving technology (sublingual formulation) of an approved drug to treat erectile dysfunction (ED).

In 2011 the total market for drugs for ED exceeded $5 billion. Sales of the market leader alone exceeded $1.9 billion in 2011. The sublingual formulation improves on existing drugs for erectile dysfunction potentially acting faster and with fewer side effects. As large pharmaceutical companies lose their patents on these drugs a massive opportunity has developed for innovative formulations of drugs for ED. This is a very exciting development for Pacific Therapeutics as it shortens the time to market for the Company’s first product and may add significantly to future revenues.

Douglas Unwin, Pacific Therapeutics President and CEO stated, “We expect to move this product through pivotal trials and through submission for regulatory approval over the next year and intend to begin marketing within 2 years. With financing in place we will move rapidly to the late stage clinical trials and marketing.”

It is estimated that over 150 million men worldwide are unable to achieve and maintain an erection adequate for satisfactory sexual intercourse, up to 20 million North Americans experience recurring ED at some point in their lives. This is a huge market opportunity. ED can result from a number of causes, both psychological and physiological, and is not always treatable with drugs. Total sales of ED drugs by the top 3 producers was $3.1Billion in 2006 growing rapidly to a total market of $5 billion in 2011. In addition it is estimated that 85% to 90% of all erectile dysfunction goes undiagnosed, another driving force for market growth.

Tablets using oral dissolve technology (ODT) are the most preferred and accepted solid dosing forms by patients. This dosage form is also considered by consumers to be of higher quality, having faster onset and being longer lasting than conventional tablets. In addition70% of consumers will ask doctor for the ODT version of a drug if it is available. The Company is currently reviewing all the necessary protocols’ for the rapid development of additional ODT drugs, which are expected to reach market in less than 2 years.

ABOUT PACIFIC THERAPEUTICS LTD.

Pacific Therapeutics Ltd is a clinical stage specialty pharmaceutical company focused on the identification and development of drug candidates suitable for reformulation and repurposing. Its lead programs focus on erectile dysfunction and diseases of excessive scarring (fibrosis).

409 Granville Street Suite 1023, Vancouver, BC V6C 1T2
Ph: (604) 738-1049                                                      Fax: (604) 738-1094

The Company’s lead drug candidate for fibrosis, PTL-202 is a combination of Pentoxifylline (a FDA approved drug used for treating leg cramps) and N-Acetyl-Cysteine (NAC) an amino acid and an extremely potent and important antioxidant.

PTL-202 has completed a phase 1 trial in humans. The positive results from the phase 1 clinical trial of PTL-202 will lead to further development of the product for treating fibrosis such as Idiopathic Pulmonary Fibrosis and Liver Cirrhosis.

The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

For further information visit our website at www.pacifictherapeutics.com or email us at doug.unwin@pacifictherapeutics.com

On Behalf of the Board of Directors

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

409 Granville Street Suite 1023, Vancouver, BC V6C 1T2
Ph: (604) 738-1049                                                      Fax: (604) 738-1094